

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 10, 2010

<u>Via Mail and Facsimile (212-578-1832)</u>

Myles R. Itkin
Executive Vice President, Chief Financial Officer
and Treasurer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

> **Re: Overseas Shipholding Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-16479**
> **Response Letter Filed October 28, 2010**

Dear Mr. Itkin:

    We refer you to our comment letter dated September 23, 2010 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                                        Sincerely,

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance